26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong
Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

November 30, 2018

CONFIDENTIAL

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on November 5, 2018
CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 14, 2018 on the Company’s draft registration statement on Form F-1 submitted on November 5, 2018 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of American Depositary Shares, representing the Company’s ordinary shares. Concurrently with the submission of this letter, the Company is confidentially submitting via EDGAR its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Staff. The Company is hand delivering to the Staff five courtesy copies of this letter and the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

PARTNERS: Pierre- Luc Arsenault3 | Lai Yi Chau | David G. Couper7 | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Nicholas A. Norris6 | Derek K.W. Poon3,6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar6 | Li Chien Wong | Wanda T.K. Woo | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Daniel J. Abercromby6 | Damien Coles6 | Meng Ding3 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | Han Gao4 | David M. Irvine6 | Hao-Chin Jeng3 | Benjamin W. James4 | Cori A. Lable2 | Xiaoxi Lin3 | Daniel A. Margulies6 | Peng Qi3 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3 | Yue Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Queensland (Australia); # non- resident

Beijing    Boston    Chicago    Dallas    Houston     London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted November 5, 2018

Related Party Transactions

Transaction with Niwodai Finance, page 172

1.

We note your response to comment 7 and that Niwodai Finance agreed to pay Shanghai Caiyin an aggregate amount of RMB700 million as the total consideration for the assumption of RMB 2.9 billion of other guarantee liabilities. In addition, Shanghai Caiyin also acquired the customer recognition of the Niwodai brand and proprietary technology of Niwodai Finance. Tell us how you accounted for and the values assigned to the Niwodai brand and proprietary technology acquired as well as the accounting literature followed.

The Company respectfully advises the Staff that the Company acquired a group of selective assets, including the Niwodai brand, the Niwodai website, and Niwodai Finance’s proprietary technology, which the Company believed would greatly benefit the development of the Company’s online loan facilitation business, from Niwodai Finance in the 2015 Acquisition. Meanwhile the Company also assumed the guarantee liabilities which was recorded at the book value of RMB2.9 billion by Niwodai Finance under U.S. GAAP with RMB700 million. The Company deemed the 2015 Acquisition to be a business acquisition under common control under ASC 805-50-15. Both the transferring entity, Niwodai Finance, and the receiving entities, Jiayin Finance (VIE of the Company) and Shanghai Caiyin, were controlled by Mr. Yan in the 2015 Acquisition. As these intangible assets are internally developed by Niwodai Finance and are not specifically identifiable or are inherent in a continuing business, Niwodai Finance did not record them as assets on its book. The Company recognized such assets acquired from Niwodai Finance at their carrying amount, which is nil, at the date of transfer, as a result of the business acquisition under the common control. The difference between the total consideration of RMB700 million and the RMB2.9 billion of other guarantee liabilities was included in the beginning balance of the equity as of January 1, 2016 of the Company’s consolidated balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

Notes to the Consolidated Financial Statements

Note 2—Summary of Significant Accounting Policies

(i) Investor assurance program, page F-14

2.

We note your response to comment 10 and that service fees collected from “all the loans” are utilized to compensate investors under the investor assurance program as well as the other guarantee liabilities assumed in the Niwodai transaction. Please revise to clarify the underlying population of “all the loans” including if you receive service fees related to the underlying loans for other guarantee liabilities acquired in the Niwodai Finance acquisition.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103 and F-16 of the Revised Draft Registration Statement.

3.

We note your response to comment 11 and that with the overall improvement of the Company’s credit management capability, the net expected accumulative loss rate has declined for the periods presented. We also note from your Critical Accounting Policies, Judgments and Estimates on page 101 for your Investor Assurance Program, that expected collection rates of defaulted loans is a significant unobservable input in the determination of the net expected accumulative loss rate and the estimate of the allowance for uncollectible accounts as stated in your response to comment 15. Please revise to disclose estimated recoveries used in the determination of the net expected accumulated loss rates on the outstanding loans for each of the periods presented as discussed in your response to comment 12, including how these amounts are reflected in the allowance for uncollectible accounts receivables and contract assets.

The Company respectfully advises the Staff that the Company estimated the net expected accumulated loss rates on the outstanding loans based on the historical experience of net payouts rate on defaulted loans, which accounts for both defaulted amounts and subsequent collection, rather than estimating the total payout and total recoveries separately. In addition, the recoveries by themselves is not indicative to the net accumulated loss rate of loans, because a large percentage of overdue can usually be recovered within a short period of time subsequent to the due date. For instance, a large percentage of payouts can be usually recovered within 30 days of the payment, as the borrowers might unintentionally miss the due date and require further reminder of payment. Therefore, the Company believe it is more indicative and relevant to disclose the net accumulated loss rate over the life of the loans than disclosing the gross payouts and recoveries separately, for the purpose of determining the allowance for uncollectible accounts receivable and contract assets.

In response to the Staff’s comment, the Company has revised the disclosure on pages 103, F-15, F-16 and F-56 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

(k) Restricted Cash, page F-14

4.	We note your response to comment 8. Please address the following:

•

You state that contributions from both new loans and old loans are deposited to the designated restricted cash accounts for the investor assurance program. Please disaggregate the contributions from borrowers between loans facilitated by you and those related to the Niwodai Finance acquisition. Additionally, explain why no asset was recognized for contributions due to you in connection with the Niwodai Finance acquisition;

The Company respectfully advises the Staff that the contribution from borrowers as presented on the restricted cash movement table represents service fees collected in relation to loans that are facilitated by the Company (“the new loans”) and does not include any proceeds from borrowers of loans in relation to other guarantee liabilities (“the old loans”). The Company did not recognize any assets in relation to service fees collectible from the old loans upon the 2015 Acquisition, as the Company believed that it was not probable to collect substantially all of the consideration related to the service due to the high default rate on the old loans. Meanwhile, the Company assumed a significant amount of payout liabilities in relation to the old loans from the 2015 Acquisition, and therefore, any collection of service fees relating to old loans subsequent to the acquisition were accounted for as recoveries of payouts on the old loans and were paid out to investors who suffered losses due to defaults immediately after their receipt.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-17, F-18 and F-58 of the Revised Draft Registration Statement.

•

You state that contribution from borrowers has no direct relationship with the collection of assets from the investor assurance program. You also state on page F-14, that under the investor assurance program, you set aside a certain percentage of service fees into designated restricted cash accounts to be used to cover on a portfolio basis the principal and interest of defaulted loans, payable on a first-loss basis up to the balance of the investor assurance program. Disclose the nature of the service fees set a side into designated restricted cash accounts;

In response to the Staff’s comment, the Company has revised the disclosure on pages 102, F-14 and F-55 of the Revised Draft Registration Statement.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

•

Tell us why contributions from borrowers for service fees collected in the name of “Post origination service fees” and “Post-loan management fees” would be designated as restricted cash used to satisfy your investor assurance liabilities; and

The Company respectfully advises the Staff that the service fees in the name of “Post origination service fees” and “Post-loan management fees” are collected by Caiyin, the entity managing the investor assurance program. The Group’s management has discretion to set the charge rate of these service fees, given the fact that the investor assurance program policy does not specify the purpose of the program and what service fees are used for and the Company is expected to fully compensate the losses of its investors due to defaults during the period covered by the financial statements. Once those service fees are collected and deposited into the designated restricted bank account, there is no other use of these funds except for making payments to investors for default loans that are subject to the investor assurance program.

•

You state that the collection of assets from the investor assurance program represents any service fees, regardless of their name, collected from borrowers that are applied against the balance of the assets from the investor assurance program. You also state on page F-16, that the asset from investor assurance program is recognized initially at loan inception corresponding to the stand-ready liability measured at fair value at inception, representing the fair value of service fees receivable from the underlying loans that are expected to be used for the estimated payout of the corresponding guarantee liabilities. Tell us your basis for applying service fees other than the guarantee service to the asset from investor assurance program. Refer to ASC 460-10- 30-2.

The Company respectfully advises the Staff that the Company does not specify the usage of the service fees collected from borrowers in any service agreement and the Company has sole discretion to determine the percentage of charges that will be deposited into the designated account for the purpose of the investor assurance program, according to the investor assurance program policy published on the Company’s website. Accordingly, the name of the service fees defined in the service agreement is irrelevant to the allocation of those charges by the Company. Although the service fees are collected in various names as defined by the service agreement, the Company determines that all these services fees are part of the transaction price that the Company expects to be entitled in exchange for transferring promised services to the customers. The Company first allocates the transaction price to the fair value of the stand-ready liability from investor assurance program and the remaining are allocated to the loan facilitation services and post-origination services using their relative estimated selling prices under ASC 606-10.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

Note 5. Liabilities from Investor Assurance Program, page F-34

5.	We note your response to comment 17. Please disaggregate prior year net payouts by vintage based on the underlying original liability (e.g. 2015 and prior, 2016, 2017 and 2018).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-34, F-35, F-64 and F-65 of the Revised Draft Registration Statement.

Unaudited Interim Condensed Consolidated Balance Sheets, page F-48

6.	Please revise to separately present accounts receivable and contract assets separately on the face of the balance sheet for the periods presented.

In response to the Staff’s comment, the Company has revised the presentation of the consolidated balance sheet on page F-49 of the Revised Draft Registration Statement.

Notes to the Unaudited Interim Condensed Consolidated Balance Sheets

Note 2—Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-57

7.

We note your response to comment 15 and that the allowance for uncollectible accounts for contract assets is based on estimates, historical experience and other factors surrounding the credit risk of specific customers which is essentially the net expected accumulative loss rates used in determining the fair value of guarantee liabilities under each product type. We also note your disclosure that the concept of aging is not applicable to contract assets given the nature of these assets. Please address the following;

•

Tell us why write-off activity for contract assets and accounts receivable for the six months ending June 30, 2018 is not reflective of net payout activity in the liabilities from investor assurance programs for the same period since the underlying payments for both service fees and monthly repayment of principal and interest are due and made together;

The Company respectfully advises the Staff that for the loans facilitated on the Company’s platform, once a loan enter into default, the Company would compensate the investors for the defaulted installment on a monthly basis, including the monthly amount of loan principal and interest due, untill the underlying loan reaches maturity. In the meantime, the Company would continue to seek collection of the defaulted amount from the borrower, including all principal, interest, penalty fees, liquidated damages and other fees for the overdue loan. There is no term of the contractual agreements entered into by the Company and borrowers which stipulates that the loan will become immediately due if the borrower is delinquent in paying on any installment of the loan. As such, the Company determined it is appropriate not to write off the corresponding contract assets and provisions for contract assets until 90 calendar days after the underlying loan the has reached the maturity. Whereas the net payout refers to the amount of cash that is paid out in a specified period of time over the life of the loan tenure, and offset by subsequent recoveries during the same period. Therefore, the write-off activity for contract assets and account receivable does not reflect net payout activity in liabilities from investor assurance program for the same period.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

•

Tell us why the allowance for uncollectible accounts and contract assets of RMB 176,825 and 17.3% of total contract assets and accounts receivable for current loan products of RMB 1,021,860 is greater than the net expected accumulative loss rate on outstanding loans of 10.6% used in determining the fair value of guarantee liability for the investor assurance program as of June 30, 2018 disclosed on page F-55;

The Company respectfully advises the Staff that the 10.6% represents the net expected accumulative loss rate, estimated as of period-end, for all loans subject to the investor assurance program that are still outstanding as of period-end, which is disclosed according to ASC 460-10-50-4a(4). The estimation of net expected payout would include payout for both principal and interest. On the other side, the 17.3% of total contract assets and accounts receivable for current loan products represents the cumulative allowance made for all current loan products divided by the outstanding contract assets and accounts receivable. Therefore, the percentage of the allowance for uncollectible accounts and contract assets over the total contract assets and accounts receivables are not comparable with the net expected accumulative loss rate.

•

Tell us why the allowance for uncollectible accounts and contract assets of RMB 157,826 and 38% of total contract assets and accounts receivable for offline and nonstandard loan products of RMB 414,709 is greater than the net expected accumulative loss rate on outstanding loans of 20.1% used in determining the fair value of guarantee liability for the investor assurance program as of June 30, 2018 disclosed on page F- 55; and

The Company respectfully advises the Staff that the reason is the same as that of the current loan product, per the response to the second bullet point of comment 7, namely, the percentage of the allowance for uncollectible accounts and contract assets over the total contract assets and accounts receivables are not comparable with the net expected accumulative loss rate.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

•

Tell us why write-offs for current loan products during the period ending June 30, 2018 were only RMB 8,387 considering contract assets for current loan products of RMB 352,980 at December 31, 2017, the net expected accumulative loss rate of 11% and weighted average contractual term of 8 months as disclosed on page F-55.

The Company respectfully advises the Staff that as stated in the response to the first bullet point of this question, the Company writes off the allowance for accounts receivable and contract assets 90 calendar days after the maturity date of the underlying loan. On the other side, the Company provided allowance for such balance at loan origination based on estimated net accumulated loss rate which also takes into account all expected losses, even those that are not past 90 days matured. Therefore, there is a time lag between when the allowance is recognized and when the corresponding amount is written off. Since the majority of current loan product has not been matured over 90 calendar days during the six months ended June, 30 2018, the amount of write-off is significantly below the amount of 11% of the contract assets balance. However, as those loans begin to mature over 90 calendar days after June, 30 2018, the write-off on total contract assets has increased to RMB 33.8M related to current loan products for the nine months ended September 30, 2018.

8.

Please revise the asset activity table to disclose the movement of accounts receivable and contract assets separately for the periods presented. Similar disclosures should be made for the movement in uncollectible accounts receivable and contract assets.

In response to the Staff’s comment, the Company has revised the disclosure from page F-60 to F-63 of the Revised Draft Registration Statement.

9.

We note the disclosure that accounts receivable and contract assets are identified as uncollectible if the amount remains outstanding for 90 calendar days past due after the maturity of the underlying loan contract term and no other factors evidences the possibility of collecting delinquent amounts. Please clarify if “the maturity of the underlying loan contract term” as it relates to repayments, is the same as the definition used in determining the “M3+ Delinquency Rate By Vintage” which appears to be the total amount of principal for all loans in a vintage for which any repayment was more than 90 days past due as of a particular date.

The Company respectfully advises the Staff that the Company determined to write off the contract assets and accounts receivable, as well as the allowance for uncollectible contract assets and accounts receivable 90 calendar days after the maturity date of the underlying loan, which is also the due date of the last repayment. The determination of 90 calendar days in the write off policy is consistent with the number of past due days in the concept of “M3+ Delinquency Rate”.

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 and F-60 of the Revised Draft Registration Statement.

*    *    *

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 30, 2018

If you have any questions regarding the Draft Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP
Meng Ding, Esq., Partner, Kirkland & Ellis International LLP
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP